                 [GREATER ATLANTIC FINANCIAL CORP. LETTERHEAD]

May 18, 2007


William C-L Friar
Senior Financial Analyst
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0408

Re:      Greater Atlantic Financial Corp.
         Form 10-K for September 30, 2006, Filed February 2, 2007 File Number 0-26467

Dear Mr. Friar:

This is in reply to your letter of April 23, 2007, providing comments with respect to the subject filing. For your convenience in reviewing this matter, we have set forth your comment followed by our response.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations, page 30
--------------------------

Financial Condition, page 33
----------------------------

General
-------

1. We have reviewed your response to comment 8 of our letter dated March 23, 2007. Please confirm that you will incorporate the discussion included in your response to this comment in MD&A in future filings.

         o We included the discussion in the Form 10-Q for the period ended March 31, 2007, filed on May 15, 2007, and confirm that we will incorporate the discussion included in our response to this comment in the MD&A in future filings.

Note 1. Summary or Significant Accounting Policies
--------------------------------------------------
Note 12. Income Taxes, Page 80
------------------------------

2. We have reviewed your response to comment 12 of our letter dated March 23, 2007. The analysis provided appears to focus primarily on your 2006 estimate. Please provide us with a comprehensive analysis that supports your conclusion that you will have sufficient taxable income available in future periods to realize the portion of the deferred tax assets not provided for and justify why a full valuation allowance was not required at December 31, 2005. Refer to paragraphs 21-26 of SFAS 109.

         o With regard to the justification why a full valuation allowance was not required at September 30, 2005, we provide you with the following information:

         At the conclusion of the Company's fiscal year ended September 30, 2005, the net loss from continuing operations, as restated was $523,000. The amount of that loss, when compared with that sustained in the prior fiscal year, was due in part to the gain recognized on the sale of three branch offices of the bank. The Company then believed that it was in a position to grow and produce a steady stream of earnings on a going forward basis. At September 30, 2005 the Company had a good capital position with tangible and core capital of 7.01% and a risk-based capital ratio of 11.26%, which provided a sound base from which to grow the Company.

         In fiscal year 2005 the Board of Directors commissioned a major review of the bank's retail function by an experienced independent consultant and implemented his recommendations. Those included a new marketing campaign, a renewed focus on developing relationships with small business clients, a revised incentive plan for branch employees and an expanded sales force at the remaining branches. It also included the hiring of new managers and assistant managers at many of the bank's branch locations. As a result of the implementation of the plan, the growth in core deposits improved through September 30, 2005, and was projected to improve in future periods which would allow the bank to curtail its utilization of brokered and wholesale deposits.

         The forecasted financial statements used to justify the deferred tax asset demonstrate how the bank intended to obtain core profitability using its existing capital base. To that end the bank's plans going forward included the following:

         o      Continued emphasis on the prudent growth of the loan portfolio.
         o Active pursuit of growth in the bank's retail deposit base through its retail performance improvement program.
         o      Continued maintenance of tight control on operating expenses.
         o      Substantial improvement in net interest margin and net earnings.

         The interest rate forecast used in developing the projections was based on interest rates rising from September 30, 2005 through June 30, 2006 with the Prime rate reaching 7.75% and then gradually declining to 7% by June 30, 2008, the 30 month time horizon for the projections. Inasmuch as the bank was asset sensitive, the more favorable forecast would have been to project increasing rates throughout the projection period, but the company used the then most current economic forecast.

         Investments:
         -----------
         We projected the amount to be held in investments and mortgage-backed securities as approximately $125 million by June 30, 2008, an increase of $10 million from the $115 million held at September 30, 2005. While our actual purchases of investments could vary based on market conditions at the time of purchase, the principal types of securities to be acquired were adjustable rate collateralized mortgage obligations, Small Business Administration adjustable-rate certificates and 15-year, fixed-rate, mortgage-backed securities. The bank recognized that the return available from lending activities would be substantially greater than could be obtained from a portfolio of investment securities and therefore lending activities were to take precedence over investment activities.

         Lending:
         --------
         We believed that, in order to improve the bank's net interest margin and net earnings, we would have to continue to emphasize prudent growth in the bank's loan portfolio. Following are items that we included in the forecast to meet that objective:

         o      Hiring an additional commercial lending officer.
         o Hiring two residential loan officers with a view to originating and selling approximately $2 million of conforming single family loans per month.
         o Continuing to pursue the origination of loans guaranteed by the United States Department of Agriculture ("USDA") because of their low risk weight and the ability to originate larger loans. The guaranteed portion of loans guaranteed by the USDA is excluded in the computation of loans to one borrower and risk-weighted assets.
          o     Purchasing
                approximately $5.0 million in adjustable-rate, single-family loans each quarter.

                                    2 of 11

         Deposits:
         --------
         The retail banking plan was to build franchise value by improving the performance of the retail bank operation by continuing to grow deposits, with the primary focus on core deposits (transaction accounts, money fund accounts and interest and non-interest -bearing checking accounts). That was to be accomplished by strengthening sales and marketing, business development outreach and adding sales and customer service resources, while upgrading staff quality. Another objective was to increase loan volume and diversify referrals beyond home equity loans to commercial loans by enhancing the business capability of the retail banking department. Under the plan, total deposits were to increase from $238 million at September 2005 to $258 million by June 30, 2008, after reducing brokered and wholesale deposits by $53 million over the time horizon of the plan.

         Borrowings:
         ----------
         We intended to increase the level of borrowings from $76 million at September 30, 2005 period to $233 million at June 30, 2008. With the reduction in brokered and wholesale deposits of $53 million, the overall increase in wholesale funding was to be $104 million.

         Earnings:
         --------
         Based on the information above, the net earnings of the bank for the 12 months ended September 2006 and 2007 were projected to be $251,000 and $2.3 million, respectively, with earnings in the nine months ended June 30, 2008 (the time horizon for the forecast) of $3.1 million. After reduction for the expenses of Greater Atlantic Financial Corp (GAFC), which consist of the interest on Trust Preferred Securities (and certain minor operating expenses) the net earnings for the Company were forecast to be $4.5 million for the 33 month period of the forecast.

         PLEASE NOTE THAT THE COMPANY SEPARATES THE EARNINGS OF THE BANK FROM THE OVERALL EARNINGS OF THE COMPANY IN PREPARING ITS FORECAST IN ORDER TO FACILITATE COMMUNICATION WITH ITS REGULATORY AGENCY AND TO BE ABLE TO ANALYZE EFFECTIVELY THE BANK'S EARNINGS. AFTER DETERMINING THE BANK'S EARNINGS, A REDUCTION FOR THE EXPENSE OF THE HOLDING COMPANY
         (GAFC) IS MADE TO DETERMINE THE OVERALL COMPANY EARNINGS.

         Net Interest Income:
         -------------------
         We projected the bank's net interest margin to grow gradually during the forecast periods from 2.35% in the quarter ending December 31, 2005,to 2.76% in the quarter ending June 30, 2008. The growth in net interest income relied more on the leverage in the balance sheet than on a significantly higher net interest margin.

         Other operating income:
         ----------------------
         Service charges on loans and deposits were projected to increase gradually over the time horizon of the forecast based on growth in loans receivable and deposits, supplemented by miscellaneous loan fees from the bank's expected loan origination and sales activity. With a reduced income stream from Greater Atlantic Mortgage Corporation from prior

                                    3 of 11
         periods, the bank intended to employ loan officers on a commission basis for the purpose of originating single family loans for sale into the secondary market. The operation was intended to be relatively small with the originations and sales only amounting to $2.0 million per month at a net gain on sale of 75 basis points after making provision for loan officer commissions and the costs of origination. The bank has existing staff in place to handle that level of production and the management to supervise the activity.

         We projected the gain on sale of investments, derivatives and other real estate owned to be $215,000 for the 33-month time horizon of the forecast.

         Greater Atlantic Mortgage Corporation:
         -------------------------------------
         Effective October 1, 2004, Greater Atlantic Mortgage entered into an agreement with the manager of its mortgage banking subsidiary designed to reduce the bank's exposure to losses from mortgage banking operations. The agreement provided for the manager to reimburse 100% of the losses incurred by Greater Atlantic Mortgage in return for 80% of net earnings with provision made for settlement on a quarterly basis. As required by that agreement, the manager reimbursed Greater Atlantic Mortgage $363,000 and posted $1,300,000 in escrow to cover Greater Atlantic Mortgage's future losses. The agreement contained a provision that the manager's obligation to fund losses did not exceed the amount in the escrow.

         Under a proposed revised agreement, we expected the following impact on the bank during the forecast period:

         o The bank would earn a minimum return of approximately $30,000, quarterly.
         o The bank would earn net interest income of approximately $252,000, annually, on the warehouse line provided to Greater Atlantic Mortgage .
         o We projected a loss of $250,000 from operations during the March, 2006 quarter with recovery of that loss in the June, 2006, quarter.

         Operating Expenses:
         ------------------
         Operating expenses were forecast to grow from approximately $2.6 million, or 2.82% of average assets, in the quarter ending December 31, 2005, to $2.8 million or 2.14% of then average assets in the quarter ending June 30, 2008. Over all, operating expenses were projected to increase, but the operating expense ratio would decline because of the projected leverage of the Balance Sheet.

         Deferred Tax Asset:
         ------------------
         Based on the forgoing, the Company projected future earnings that would absorb a portion of the Company's net operating loss carryforwards and justify the deferred tax asset recorded at September 30, 2005.

                                    4 of 11


FORECASTED FINANCIAL STATEMENTS FOR THE PERIODS INDICATED

                                                                                            9 MONTHS
                                                12 MONTHS ENDING                             ENDING
                                                  SEPTEMBER 30,                             JUNE 30,
                                           2006                      2007                     2008                 TOTAL
                                           ----                      ----                     ----                 -----
Interest income                           23,329                    28,428                   23,687                75,444
Interest expense                         (14,283)                  (17,035)                 (13,711)              (45,029)

Interest rate swaps and caps                 457                       286                       44                   787
                                      ----------                ----------               ----------            ----------
Net interest income                        9,503                   11,679                    10,020                31,202

Provision for loan losses                   (150)                     (300)                    (225)                 (675)
Other operating income                     1,375                     1,656                    1,570                 4,601
Operating expenses                       (10,477)                  (10,696)                  (8,268)              (29,441)
                                      ----------                ----------               ----------            ----------

Net earning (loss) Bank                      251                    2,339                     3,097                 5,687
Net earnings (loss) GAFC (1)                (784)                     (292)                     (96)               (1,172)
                                      ----------                ----------               ----------            ----------

Net earnings (loss) Consolidate             (533)                    2,047                    3,001                 4,515
                                      ==========                ==========               ==========            ==========

(1) Assumes conversion of convertible trust preferred securities to common stock in January 2007.

         SUBSEQUENT EVENT WITH AN ADVERSE IMPACT ON EARNINGS AND CAPITAL FROM THE TERMINATION OF A CONTRACT TO MANAGE THE COMPANY'S MORTGAGE BANKING SUBSIDIARY.


         Under the agreement with the manager of Greater Atlantic Mortgage, if the Corporation sustained losses in excess of the amount in the escrow, and the manager did not restore those losses within 15 days of demand, Greater Atlantic Mortgage's recourse was to terminate the agreement. At June 30, 2005, the $1,300,000 in the escrow had been depleted, the manager contributed $108,000 to Greater Atlantic Mortgage to make up the deficiency and the agreement was continued for the next three months.

         During the three months ended September 30, 2005, the losses at Greater Atlantic Mortgage continued and reached approximately $993,000. Because the escrow account was depleted and the manager had not posted sufficient collateral to securitize the account receivable due from him, the Bank's earnings were reduced by the $993,000 loss.

                                    5 of 11

         The manager expressed concern that Greater Atlantic Mortgage would terminate the 2004 agreement if it did not make up the loss incurred during the September 30, 2005 quarter, and, in order to institute negotiations, and obtain security, which would substantially improve Greater Atlantic Mortgage's position, the manager was provided extensions of time for the payment of the loss sustained in the September 2005 quarter. During the negotiations, the manager indicated that he would be willing to make up the loss but only if Greater Atlantic Mortgage continued operations.

         Working under extensions to the agreement, Greater Atlantic Mortgage attempted to obtain an acceptable amendment to the agreement, additional collateral and sought regulatory approval.

         The Bank was unable to receive regulatory approval, the negotiations with the manager failed and, in late January 2006, the Company chose to close Greater Atlantic Mortgage. Additional losses of $1.7 million were recognized in the December 2005 quarter both from operations and an impairment charge and additional losses were recognized in the March, 2006 quarter. The losses incurred substantially curtailed the bank's regulatory capital and required a new strategy and projections for the operations of the bank.

         In February, 2006, the Company engaged Sandler O'Neil & Partners, L.P. to develop a strategy either to sell the company or sell branches so that the bank could continue operations on the basis of a much smaller foot print. That became the standard for analyzing the deferred tax asset for the balance of the fiscal year ended September 30, 2006 and beyond.

3. Regarding your 2006 analysis, we note management's taxable income projections for 2006 were based in part, upon hiring an investment management firm to find various strategic alternatives for the Company and the impact of those strategies. We also note management concurred with the investment banking firm's strategy of the sale of three branches and that the resulting gains from the sale of those branches, the reduced operating expenses as a result of those sales and elimination of the losses incurred by the mortgage banking operating through its closing, led management to believe that a portion of the deferred tax asset could be realized. Please provide us with a more comprehensive analysis including the following information:

         o The specific periods in which you expect to realize the net operating loss carryforwards and any other material deferred tax assets not provided for:

                  o A portion of the realized net operating loss carryforwards not provided for were to be recognized in the company's fiscal year ending September 30, 2007 in the amount of $1.534 million. That included the projected $5.3 million gain from branch sales. The balance of the net operating loss carryforwards, $787,000 and $2.480 million, respectively, were projected to be realized in fiscal years 2008 and 2009.

                                    6 of 11

                           In the fiscal year ending September 30, 2007 the Bank was also taking one time charges to earnings of $2.3 million, which consisted of a $600,000 charge as an estimate to settle the arbitration proceeding, the write off of goodwill associated with the sale of two of the branches in the amount of $956,000 and a prepayment penalty incurred to pay off Federal Home Loan Bank advances of $784,000. Paying off those advances was designed to improve the Bank's net interest margin. The $600,000 payment in settlement of the arbitration was charged to Fiscal 2006 earnings with no change to the projections.

         o The specific periods in which you expect the branch sales to occur;

                  o The branch sales were projected to occur in the March 2007 quarter with the recognition that they could be moved to the June 2007 quarter.

                      It should be noted that, in a press release issued April 12, 2007 the Company announced that it had entered into a definitive agreement to sell its Pasadena branch to Bay-Vanguard Federal Savings Bank with the balance of the Company being sold to Summit Financial Group. Any action on the sale of the three branches was put on hold in connection with the negotiations for the sale of the company.

                      In the event that the sale of the company should not be consummated, which currently seems highly unlikely, the company takes the position that it will sell two additional locations. Such a sale would provide the needed capital and a reduction in operating costs and provide for future earnings.

         o Whether you have any existing contracts in place for the expected branch sales and if so, when those contracts were entered into:

                  o When the projections were prepared for the justification of the deferred tax asset the company had received bids for the locations, but had not entered into a contract(s).

                      As indicated above the company has entered into a definitive agreement to sell its Pasadena branch location.

         o The amounts of expected gains on sales of branches, the specific timing of those gains as included in your projections, and a description of the method(s) used by the investment banking firm to determine the sales prices of the branches;

              o The expected gain from the branch sales amounted to approximately $5.347 million with those gains being projected as being recognized in the March, 2007 quarter. The investment banking firm used a competitive bidding process and received letters of intent for each location, which provided the

                                    7 of 11
                      basis for determining the amount of gain on sale that would be included in the projections.

         o The amounts and types of any other expected operating income, the specific timing of that income as included in your projections and a description of the methods(s) used to determine those amounts;

              o Attached as Exhibit A is a schedule showing other expected operating income that was included in our projections and the fiscal year in which that income was to be recognized.

                      Following are the methods used to determine those amounts:

                      SERVICE FEES ON LOANS - projected based on the monthly average for fiscal year 2006 adjusted for the growth in the loan portfolio and supplemented by miscellaneous loan fees from the bank's loan origination and sales activity.

                      SERVICE FEES ON DEPOSITS - projected based on the monthly average for fiscal year 2006 adjusted for the estimated increase in the retail deposit base. That monthly income stream was reduced by the deposit fees associated with the branches sold based on the historical fees earned by each branch.

                      GAIN ON SALE OF LOANS - with the closing of Greater Atlantic Mortgage Corporation, the bank intends to employ additional loan officers on a commission basis for the purpose of originating single family loans for sale into the secondary market. The operation is intended to be relatively small with originations and sales only amounting to $2.0 million per month at a net gain on sale of 75 basis points after providing for loan officer commissions and the cost of origination. The bank has existing staff in place to handle that level of production and the management to supervise the activity.

                      LOSS ON SALE OF INVESTMENTS- we anticipate that lower yielding investment securities would be sold to fund the branch sales at a loss of approximately $100,000.

         o The amounts of expected operating expenses (including the amounts of reduced operating expenses due to the sale of branches and elimination of losses incurred by the mortgage banking operation taken into consideration when determining those amounts), the specific timing of those expenses as included in your projections, and a description of the method(s) used to determine those amounts.

              o Attached as Exhibits B thru D are the expected operating expenses of the company and the periods in which they are projected to occur. Exhibit B reflects the forecast expenses without consideration of any branch sales or other charges; Exhibit C is the forecast of operating expenses for the company

                                    8 of 11
                      that were included in the projections. Exhibit D contains the reductions in those operating expenses forecast as a result of the branch sales and other charges that would be incurred. Exhibit D also breaks down the reductions in operating expenses as to those associated directly with the branches and the portion that would be a reduction in administrative cost.

                      With respect to Exhibit D, the cost reductions for the branches were based on the cost to operate each of the branches assuming a 3% annual increase for each of the operating expense categories. The reductions in other administrative cost were primarily in compensation of $1.364 million, professional fees of $420,000 and other operating expenses of $60,000 for a total reduction of $1.844 million in administrative cost over the three year time horizon. The primary reduction for compensation occurred in back office operations of retail banking and the reduction of non-essential lending personnel if the Bank is to operate from a smaller footprint. Professional fees includes reductions for audit, legal and network management fees.

                      The other charges incurred in Fiscal Year 2007 was for the estimated settlement of the arbitration, the required write off of goodwill associated with the branches being sold and a prepayment penalty on the early payoff of high cost Federal Home Loan Bank Advances designed to improve the bank's net interest margin. The charge for the arbitration was actually taken in fiscal year 2006, but the projections were not changed.

                      As to Exhibit B, following are the assumptions used in developing the operating expense projections:

                      COMPENSATION AND BENEFITS - were determined based on salaries in place on September 30, 2006 adjusted for a 4% annual increase each year. The projection assumes no major change in the number of employees occurs and includes a reduction after the December 2006 quarter-end for the bank's then retail banking consultant of $96,000 and temporary compensation of $80,000 for the personnel hired to analyze the accounting difference at Greater Atlantic Mortgage Corporation (GAMC).

                      OCCUPANCY - was based on the amount incurred in fiscal 2006 adjusted for a 5% annual increase.

                      PROFESSIONAL SERVICES - was based on an analysis of the estimated cost for legal, audit, network management fees and a provision of $9,000 for contingency cost. The December 2006 quarter of the fiscal 2007 projections included $146,000 in professional fees for legal and accounting associated with the arbitration and the accounting difference at GAMC. There were no charges for those items in subsequent quarters of fiscal 2007 and beyond.

                                    9 of 11

                      ADVERTISING - was reduced from the amount incurred in fiscal 2006 to an amount more appropriate for an institution the bank's size. It should be noted that the reduced cost has not had an impact on the company's ability to attract and retain retail deposits.

                      DEPOSIT INSURANCE - was based on the projected deposit balances over the time horizon of the projections and reduced in fiscal 2007 by $103,000 for the one time FDIC assessment credit due the bank.

                      FURNITURE, FIXTURES, AND EQUIPMENT, DATA PROCESSING AND OTHER OPERATING EXPENSES - were based on the annualized average of the monthly expenses incurred in fiscal 2006 adjusted for a 3% annual cost increase.

         o    If you have a history of tax credit carryforwards expiring unused;

              o The Company had approximately $57,000 of tax credit carryforwards expiring unused for the fiscal year ended September 30, 2006. No other tax credit carryforward expired unused.

         o Any other positive evidence you relied upon under paragraph 24 of SFAS No. 109;

              o The gain recognized from the sale of the branches, the ability to restructure the balance sheet and the reduction in the cost to operate allow the company to become profitable and use tax credit carryforwards.

              o That the company has entered into a definitive agreement to sell its Pasadena, Maryland, branch at a substantial gain supports the projections developed to justify the deferred tax asset.

         o How, in light of your past and continuing net losses, the above and any additional information provided supports your determination that it is more likely than not that the portion of deferred tax assets not provided for at December 31, 2006 will be realized. Alternatively, revise as necessary.

                                    10 of 11

              o Based on the information provided above, we believe that the bank has prepared reasonable projections to demonstrate its ability to realize on the portion of the deferred tax asset not provided for. The gain on the sale of the branches replaces the capital loss either through operations or the losses incurred in closing Greater Atlantic Mortgage Corporation. With the sale of the branches, the bank would be able to adjust its deposit base to a level that supports its existing loans receivable and would be able to lower its operating expenses to a level more in line with the level of earning assets. Absent the sale of branches, the number of branches exceeds the company's ability to generate the required loans. That factor, coupled with the losses incurred reduced the capital needed to support future growth. The projections first turn the bank into a much smaller institution and then provide a basis to allow it to grow at a reasonable operating cost.

Very truly yours,

/s/ David E. Ritter

David E. Ritter
Senior Vice President and
Chief Financial Officer

                                    11 of 11

GREATER ATLANTIC FINANCIAL CORP                                                                      EXHIBIT A
FORECASTED OTHER OPERATING INCOME

                                         ACUTAL                                  FORECASTED
                                         FISCAL                 FISCAL             FISCAL               FISCAL
                                         2006                   2007                2008                 2009
                                         ----                   ----                ----                 ----
                                                                 (DOLLARS IN THOUSANDS)
                                                                 ----------------------
Service Fees on Loans                   $ 186                 $ 214                $ 264                $ 266

Service Fees on Deposits                  424                   421                  437                  450
Reduction for branch sales                                     (126)                (257)                (270)
                                      -------                ------               ------               ------
Adjusted service fees on
deposits after branch sales               424                   295                  180                  180

Gain on Sale of Loans                       -                    62                  180                  180

Loss on sale of investments                 -                  (100)                   -                    -
                                      -------                ------               ------               ------

Total other income excluding
Gain on sale of branches                $ 424                 $ 471                $ 624                $ 626
                                      =======                ======               ======               ======



GREATER ATLANTIC FINANCIAL CORP                                                                         EXHIBIT B
FORECASTED OTHER OPERATING INCOME
                                                                                FORECASTED EXPENSES
                                                                        WITHOUT CONSDERATION OF BRANCH SALES
                                            ACTUAL                ------------------------------------------------
                                            FISCAL                FISCAL               FISCAL               FISCAL
                                             2006                  2007                 2008                 2009
                                             ----                  ----                 ----                 ----
                                                                    (DOLLARS IN THOUSANDS)
                                                                    ----------------------
Compensation and benefits                    4,718                 5,040                4,806                4,962
Occupancy                                    1,337                 1,386                1,458                1,535
Professional services                        1,227                   868                  711                  726
Advertising                                    628                   321                  381                  381
Deposit insurance                              101                    38                  111                   96
Furniture, fixtures and equipment              554                   583                  597                  611
Data processing                                919                   980                  978                1,006
Other operating                              1,101 (1)             1,021                1,050                1,079

Other items:
Settlement lawsuit                               -                     -                    -                    -
Write of Goodwill                                -                     -                    -                    -
Penalty P/O FHLB Adv                             -                     -                    -                    -
                                         ---------             ---------             ---------            ---------

Total                                       10,585                10,237               10,092               10,396
                                         ---------             ---------             ---------            ---------

Net Loss Greater
Atlantic Mortgage                           (2,488)                    -                    -                    -
                                         ---------             ---------             ---------            ---------

(1) Excludes the charge of $500,000 settlement for the Stamm arbritration


GREATER ATLANTIC FINANCIAL CORP                                                    EXHIBIT C
FORECASTED OTHER OPERATING INCOME


                                                    FORECASTED EXPENSES AS INCLUDED
                                                          IN THE PROJECTIONS
                                             FISCAL              FISCAL               FISCAL
                                              2007                2008                 2009
                                              ----                ----                 ----
                                                       (DOLLARS IN THOUSANDS)
                                                       ----------------------
Compensation and benefits                    4,278                3,606                3,726
Occupancy                                    1,262                1,201                1,263
Professional services                          784                  543                  558
Advertising                                    243                  195                  195
Deposit insurance                               24                   74                   72
Furniture, fixtures and equipment              511                  453                  467
Data processing                                787                  582                  600
Other operating                                961                  930                  959

Other items:
Settlement lawsuit                             600                    -                    -
Write of Goodwill                              956                    -                    -
Penalty P/O FHLB Adv                           784                    -                    -
                                          --------              -------             --------

Total                                       11,190                7,584                7,840
                                          --------              -------             --------

Net Loss Greater
Atlantic Mortgage                                -                    -                    -
                                          --------              -------             --------



GREATER ATLANTIC FINANCIAL CORP                                                    EXHIBIT D
FORECASTED OTHER OPERATING INCOME

                                                     FORECASTED (REDUCTIONS) CHARGES AS A
                                                       Result of the Branch Sales
                                           Fiscal              Fiscal               Fiscal
                                            2007                2008                 2009
                                            ----                ----                 ----
                                                         (DOLLARS IN THOUSANDS)
                                                         ----------------------
Compensation and benefits                   (762)              (1,200)              (1,236)
Occupancy                                   (124)                (257)                (272)
Professional services                        (84)                (168)                (168)
Advertising                                  (78)                (186)                (186)
Deposit insurance                            (14)                 (37)                 (24)
Furniture, fixtures and equipment            (72)                (144)                (144)
Data processing                             (193)                (396)                (406)
Other operating                              (60)                (120)                (120)

Other items:
Settlement lawsuit                           600                    -                    -
Write of Goodwill                            956                    -                    -
Penalty P/O FHLB Adv                         784                    -                    -
                                       ---------             --------            ---------

Total                                        953               (2,508)              (2,556)
                                       ---------             --------            ---------

Net Loss Greater
Atlantic Mortgage                              -                    -                    -
                                       ---------             --------            ---------


(REDUCTIONS) CHARGES  RELATED TO:

  Brach cost                                (885)              (1,844)              (1,878)
  Other administrative cost                 (502)                (664)                (678)
  Other restructing items                  2,340                    -                    -
                                       ---------             --------            ---------

Total                                        953               (2,508)              (2,556)
                                       ---------             --------            ---------